Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42 (Non-Viability Contingent Capital (NVCC))

TORONTO, July 21, 2022 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its 16,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 42”) for an aggregate total of $400 million on August 25, 2022. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Preferred Shares Series 42 are redeemable at the Bank’s option on August 25, 2022 (the “Redemption Date”) at a redemption price of $25.00 per share. Payment of the redemption price will be made by the Bank on the Redemption Date.

Separately from the payment of the redemption price, the final quarterly dividend of $0.275 per share for the Preferred Shares Series 42 announced by the Bank on May 25, 2022 will be paid in the usual manner on August 25, 2022, to shareholders of record on August 2, 2022.

Notice will be delivered to holders of the Preferred Shares Series 42 in accordance with the terms thereof.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.04 trillion as of April 30, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries: Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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